

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

> **Re: Appliance Recycling Centers of America, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended April 3, 2010 and July 3, 2010**
> **Filed May 18, 2010 and August 16, 2010**
> **File No. 000-19621**

Dear Mr. Cameron:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Jeff Cammerrer